Exhibit 97.1

Asia Pacific Wire & Cable Corporation Limited
Nasdaq Rule 5608 “Clawback Policy”
The Board of Directors (the “Board”) of Asia Pacific Wire & Cable Corporation Limited (the “Company”) believes that it is in the best interests of the Company and its shareholders to adopt this Clawback Policy (the “Policy”), which provides for the recovery of certain incentive compensation in the event of an Accounting Restatement (as defined below). This Policy is designed to comply with, and shall be interpreted to be consistent with The Nasdaq Stock Market LLC (“Nasdaq”) Rule 5608 (“Rule 5608”), as required by Securities Exchange Commission (“SEC”) Rule 10D-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). (the “Listing Standards”).
    1.    Administration:
Except as specifically set forth herein, this Policy shall be administered by the Board or, if so designated by the Board, a committee thereof (the Board or such committee charged with administration of this Policy, the “Administrator”). The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board or such other committees of the Board as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. Subject to any limitation of applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).
    2.    Definitions:
As used in this Policy, the following definitions shall apply:
    “Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
    “Administrator” has the meaning set forth in Section 1. Administration, herein.
    “Applicable Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year. The “date on which the Company is required to prepare an Accounting Restatement” is the earlier to occur of (a) the date the Board, a committee of the Board, or an officer of the Company concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.
    “Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), or any other officer who performs a policy-making function, or any person who performs similar policy-making functions of the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy-making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant.
    “Erroneously Awarded Compensation” has the meaning set forth in Section 5 of this Policy.
    “Financial Reporting Measures” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the Company’s financial statements or included in a filing with the SEC.
    “Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly, or in part, upon the attainment of Financial Reporting Measures. Incentive-based compensation is deemed “received” in the Company’s fiscal period during which the Financial Reporting Measures specified in the incentive-based compensation award is attained, even if the payment or grant of such incentive-based compensation occurs after the end of that period.
    3.    Executives; Incentive-Based Compensation:
This Policy applies to Incentive-Based Compensation received by an Executive Officer (a) after beginning services as an Executive Officer; (b) if that person served as an Executive Officer at any time during the performance period for such Incentive-Based Compensation; and (c) while the Company had a listed class of securities on a national securities exchange.
    4.    Required Recoupment of Erroneously Awarded Compensation in the Event of an Accounting Restatement:
In the event the Company is required to prepare an Accounting Restatement, the Company shall promptly recoup the amount of any Erroneously Awarded Compensation received by any Executive Officer, as calculated pursuant to Section 5 hereof, during the Applicable Period.

5.    Erroneously Awarded Compensation: Amount Subject to Recovery:
The amount of “Erroneously Awarded Compensation” subject to recovery under the Policy, as determined by the Administrator, is the amount of Incentive-Based Compensation received by the Executive Officer that exceeds the amount of Incentive-Based Compensation that would have been received by the Executive Officer had it been determined based on the restated amounts. Erroneously Awarded Compensation shall be computed by the Administrator without regard to any taxes paid by the Executive Officer in respect of the Erroneously Awarded Compensation.
For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (a) the Administrator shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.
    6.    Method of Recoupment:
The Administrator shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation hereunder, which may include without limitation (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder and (e) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Administrator may affect recovery under this Policy from any amount otherwise payable to the Executive Officer, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Executive Officer.
The Company is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the Company’s compensation committee has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:
    (A)    The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Administrator must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover and provide that documentation to Nasdaq;
    (B)    Recovery would violate home country law of the issuer where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law of the issuer, the

Administrator must obtain an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation, and must provide such opinion to Nasdaq; or
    (C)    Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
    7.    No Indemnification of Executive Officers:
Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Executive Officer that may be interpreted to the contrary, the Company shall not indemnify any Executive Officers against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Executive Officers to fund potential clawback obligations under this Policy.
    8.    Administrator Indemnification:
Any members of the Administrator, and any members of the Board, or Board committee, who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.
    9.    Effective Date; Retroactive Application:
This Policy shall be effective as of October 2, 2023 (the “Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Executive Officers on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to Executive Officers prior to the Effective Date. Without limiting the generality of Section 6 hereof, and subject to applicable law, the Administrator may affect recovery under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Executive Officer prior to, on or after the Effective Date.
    10.    Amendment; Termination:
The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which the Company’s securities are listed.
    11.    Other Recoupment Rights; Company Claims:
The Board intends that this Policy shall be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against an Executive Officer arising out of or resulting from any actions or omissions by the Executive Officer.
    12.    Successors:
This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.
    13.    Exhibit Filing Requirement:
A copy of this Policy and any amendments thereto shall be posted on the Company’s website and filed as an exhibit to the Company’s annual report on Form 20-F.